UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 10, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Radius Health, Inc.

File No. 000-53173 CF# 26914

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Radius Health, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 23, 2011, as amended on September 30, 2011, October 24, 2011, November 7, 2011, November 8, 2011 and November 9, 2011.

Based on representations by Radius Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through March 29, 2016
Exhibit 10.4	through May 24, 2021
Exhibit 10.5	through May 24, 2021
Exhibit 10.6	through May 24, 2021
Exhibit 10.8	through May 24, 2021
Exhibit 10.9	through May 24, 2021
Exhibit 10.13	through April 4, 2013
Exhibit 10.14	through April 4, 2013
Exhibit 10.15	through June 19, 2013
Exhibit 10.16	through June 19, 2013
Exhibit 10.17	through June 19, 2013
Exhibit 10.19	through June 19, 2013
Exhibit 10.20	through June 19, 2013
Exhibit 10.21	through March 31, 2014
Exhibit 10.23	through March 31, 2014
Exhibit 10.24	through March 31, 2014
Exhibit 10.25	through May 24, 2021
Exhibit 10.75	through June 19, 2013
Exhibit 10.76	through June 19, 2013

Exhibit 10.77	through June 19, 2013
Exhibit 10.78	through June 19, 2013
Exhibit 10.79	through June 19, 2013
Exhibit 10.80	through June 19, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel